SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number  1-13011

A.                                   Full title of the Plan and address of the Plan, if different from that of the issuer named below:

Comfort Systems USA, Inc. 401 (k) Plan

777 Post Oak Blvd., Suite 500

Houston, TX  77056

B.                                     Name of issuer of the securities held pursuant to the Plan and the address of its principal executive    office:

Comfort Systems USA, Inc.

777 Post Oak Blvd., Suite 500

Houston, TX  77056

Comfort Systems USA, Inc. 401(k) Plan

Financial Statements

December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of

   Comfort Systems USA, Inc. 401(k) Plan

Houston, Texas

We have audited the accompanying statement of net assets available for benefits of Comfort Systems USA, Inc. 401(k) Plan (the “Plan”) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of the Plan as of and for the year ended December 31, 2003 were audited by other auditors whose report dated June 16, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in its net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of delinquent participant contributions for the year ended December 31, 2004, and assets (held at end of year) as of December 31, 2004, are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ UHY MANN FRANKFORT STEIN & LIPP CPAs, LLP

Houston, Texas
June 21, 2005

Report of Independent Registered Public Accounting Firm

Plan Administrator

Comfort Systems USA, Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Comfort Systems USA, Inc. 401(k) Plan as of December 31, 2003 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Houston, Texas
June 16, 2004

Comfort Systems USA, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003

Assets
Investments, at fair value	$111,926,979	$101,415,698
Receivables:
Employer contributions	246,715	187,179
Participant contributions	817,622	677,325
Total receivables	1,064,337	864,504
Net assets available for benefits	$112,991,316	$102,280,202

See accompanying notes to the financial statements.

Comfort Systems USA, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2004	2003
Additions To Net Assets:
Investment Income
Net appreciation in fair value of investments	$8,442,392	$15,101,269
Interest income	972,842	948,452
Total Investment Income	9,415,234	16,049,721

Contributions
Employer	3,133,182	2,332,927
Participant	10,111,904	9,580,759
Participant rollovers	459,245	577,705
Total Contributions	13,704,331	12,491,391

Total Additions To Net Assets	23,119,565	28,541,112

Deductions From Net Assets:
Benefits paid to participants	12,191,800	11,354,958
Corrective distributions	54,719	52,233
Administrative expenses	161,932	120,019

Total Deductions From Net Assets	12,408,451	11,527,210

Other Changes In Net Assets:
Transfers from other qualified plans	0	19,583,157

Net Increase	10,711,114	36,597,059

Net Assets Available For Benefits:
Beginning of Year	102,280,202	65,683,143
End of Year	$112,991,316	$102,280,202

See accompanying notes to the financial statements.

Comfort Systems USA, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

1. Description of Plan

General

The following description of the Comfort Systems USA, Inc. 401(k) Plan (the “Plan”) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from Comfort Systems USA, Inc. (the “Company”).

The Plan is a defined contribution plan, established effective October 1, 1998, as amended and restated effective January 1, 2003, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Transfers From Other Qualified Plans

During 2003, net assets from other qualified plans were transferred into the Plan as follows:

Plan Name	Effective Date of Merger	Net Assets Transferred In

MJ Mechanical 401(k) Plan	1/1/2003	$5,117,902
Quality Air Heating & Cooling, Inc. 401(k) Plan and Trust	1/1/2003	8,338,097
Tri-City Mechanical 401(k) Savings Plan	7/1/2003	3,211,732
Airtemp Mechanical 401(k) Plan	9/1/2003	454,835
Target Construction, Inc. 401(k) Plan	11/1/2003	2,067,416
Design Mechanical, Inc. Profit Sharing/401(k) Plan	11/1/2003	393,175
Total		$19,583,157

Eligibility

Employees of the Company are eligible to participate in the Plan on the first day of each quarter coincident with or following their date of hire. Participants become eligible to receive the Company’s discretionary matching contribution after the completion of one year of service, as defined by the Plan.

Contributions

Participants may elect to defer a percentage of their compensation during the plan year which is defined in the Plan and subject to the limits imposed by the Internal Revenue Code.  Participants may also contribute amounts representing rollover distributions from other qualified plans.

The Company may make a discretionary matching contribution to the Plan in an amount equal to a percentage determined by the Company.  Effective May 1, 2003, the Company temporarily suspended the Company match for all highly compensated employees, as defined by the Internal Revenue Service (“IRS”), until January 1, 2004 when these contributions were reinstated.  Additional discretionary contributions may be made at the option of the Company.  No additional discretionary contributions were made for the years ended December 31, 2004 and 2003.  Certain participants whose services are covered by the federal, state, or municipal prevailing wage law or the Davis Bacon Act, as amended, receive Company prevailing wage law profit-sharing contributions.

Participants direct the investment allocation of all contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company discretionary matching contribution, if any, and allocations of (a) the Company’s additional discretionary contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on the participant earnings or account balances, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and the prevailing wage law profit-sharing contributions made on behalf of eligible participants plus actual earnings thereon.  Participants are 100% vested in Company discretionary contributions plus earnings upon attainment of age 59½, death, or disability.  Participants whose service terminates prior to age 59½ for reasons other than retirement, death, or disability are eligible to receive vested Company discretionary contributions, if any, and interest thereon based on years of continuous service.  A participant is 20% vested in Company discretionary contributions after one year and an additional 20% for each year thereafter.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, less the participant’s highest outstanding loan balance during the preceding 12 months.  The loans are secured by the balance in the participant’s account.  The loan term may not exceed five years, except for loans used for the purchase of a principal residence, which may be repaid in up to ten years.  The interest rate is fixed at the time of borrowing and shall be a reasonable rate of interest as determined by the plan administrator.  Principal and interest are paid ratably through payroll deductions.  Participant loans were $3,172,960 and $2,787,079 at December 31, 2004 and 2003, respectively.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten-year period.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeitures

Forfeitures occur when a participant terminates employment before becoming 100% vested with respect to their Company discretionary contributions.  Forfeitures shall be used to reduce future Company discretionary contributions or to pay administrative expenses of the Plan.  At December 31, 2004 and 2003, forfeited nonvested accounts totaled $161,868 and $96,590, respectively.  During 2004 and 2003, Company discretionary contributions were reduced by $1,495 and $282,946 from forfeited nonvested accounts, respectively.  During 2004 and 2003, administrative expenses of $101,078 and $56,916 were paid from forfeited nonvested accounts, respectively.  During January 2005, the Company funded approximately $209,000 of the employer contribution receivable at December 31, 2004 from forfeited nonvested accounts.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  Upon plan termination, participants would become 100% vested in their account balances.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on an accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Benefits

Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation

Effective October 1, 1998, the Plan entered into a group annuity contract with Connecticut General Life Insurance Company (“CGLIC”), a CIGNA Corporation company (“CIGNA”).  Effective April 1, 2004, Prudential Retirement Insurance and Annuity Company (“PRIAC”), a company of Prudential Financial Inc. (“Prudential”), assumed all obligations and liabilities under the CGLIC group annuity contract.  This assumption is the result of Prudential’s acquisition of CIGNA’s retirement operations.  The contract includes the Prudential (formerly CIGNA) Guaranteed Income Fund, which is invested in Prudential’s general portfolio and is recorded at contract value, which approximates fair value.  The Guaranteed Income Fund does not have a maturity date or penalties for early withdrawals.  Participant-directed transfers among investment options and distributions will normally be made immediately; however, Prudential may exercise its contractual right to defer a transfer or distribution from the Guaranteed Income Fund. It has seldom been necessary for Prudential to invoke this deferral provision.  The rate of credited interest for any period of time will be determined by PRIAC and is guaranteed for six-month periods (January 1 through June 30 and July 1 through December 31).  The average yield for PRIAC and CIGNA was approximately 2.93% and 2.88% for the years ended December 31, 2004 and 2003, respectively.  The crediting interest rate (i.e., the rate at which interest was accrued to the contract balance) for PRIAC and CIGNA was 3.10% and 3.00% as of December 31, 2004 and 2003, respectively.

The contract also includes investments in pooled separate accounts, which were stated at fair value as determined by PRIAC and CGLIC at December 31, 2004 and 2003, respectively, based on the quoted market values of the underlying assets in the separate accounts.  Common stock is stated at fair value based on quotations obtained from national securities exchanges.  Participant loans are stated at cost, which approximates fair value.

3. Investments

As of December 31, 2004 and 2003, the Plan’s trustee was Prudential Bank & Trust, FSB and CIGNA Bank & Trust Company, FSB, respectively.  Individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2004	2003

Prudential Guaranteed Income Fund	$27,306,483
PRIAC pooled separate accounts:
Balanced I/Wellington Management Fund	6,745,153
Dryden S&P 500 Index Fund	6,472,204
Large Cap Value/John A. Levin & Co. Fund	5,931,996
Large Cap Growth/Goldman Sachs	12,814,509
Small Cap Growth/Times Square Fund	5,967,313
Oppenheimer Global Fund (Class A)	7,646,988

CIGNA Guaranteed Income Fund		$27,450,741
CGLIC pooled separate accounts:
Balanced I/Wellington Management Fund		6,240,479
S&P 500 Index Fund		5,563,946
Large Cap Value/John A. Levin & Co. Fund		5,195,230
Large Cap Growth/Goldman Sachs		8,470,368
Small Cap Growth/Times Square Fund		5,927,504
Oppenheimer Global Fund (Class A)		5,898,220

Total investments exceeding 5%	72,884,646	64,746,488
Other	39,042,333	36,669,210

TOTAL INVESTMENTS	$111,926,979	$101,415,698

During 2004 and 2003, the Plan’s investments (including investments bought, sold, and held during the plan year) appreciated as follows:

	Year Ended December 31,
	2004	2003

Common Stock	$1,253,116	$1,471,842
Pooled separate accounts	7,189,276	13,629,427
	$8,442,392	$15,101,269

4. Income Tax Status

The Plan obtained its determination letter subsequent to year end on April 1, 2005, in which the Internal Revenue Service stated that the Plan, as designed, is qualified under Section 401(a) of the Internal Revenue Code (the “IRC”).  The plan administrator believes that the Plan is currently designed and operating in compliance with the requirements of the IRC.

5. Risks and Uncertainties

The Plan provides for various investments in common stock, pooled separate accounts, and a group annuity contract.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

6. Party-in-Interest Transactions

The Plan invests in various PRIAC pooled separate accounts, a company of Prudential.  These investments are considered party-in-interest transactions because Prudential Bank & Trust, FSB, a company of Prudential, serves as trustee of the Plan.  The Plan management has approved these investment options.

The Plan also invests in the Company’s common stock.  Transactions in Company stock are considered party-in-interest transactions because the Company is the Plan sponsor.

Comfort Systems USA, Inc. 401(k) Plan

Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions

EIN: 76-0526487    PN: 001

Year ended December 31, 2004

	Total that constitutes nonexempt prohibited transactions
Participant contributions transferred late to plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51

$5,454	$—	$5,454	$—	$5,454

Comfort Systems USA, Inc. 401(k) Plan

Schedule H, Line 4(i) – Schedule of Assets (Held At End of Year)

EIN: 76-0526487    PN: 001

December 31, 2004

(a)	(b)	(c)	(d)	(e)
Party in Interest	Identity of issue, borrower, lessor, or similar party	Description of Investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
*	Prudential Retirement Ins	Guaranteed Income	N/A	$27,306,483
*	Prudential Retirement Ins	Lifetime20 Fund	N/A	1,744,941
*	Prudential Retirement Ins	Lifetime30 Fund	N/A	3,305,803
*	Prudential Retirement Ins	Lifetime40 Fund	N/A	2,983,838
*	Prudential Retirement Ins	Lifetime50 Fund	N/A	1,375,371
*	Prudential Retirement Ins	Lifetime60 Fund	N/A	347,147
*	Prudential Retirement Ins	Dryden S&P 500 Index Fund	N/A	6,472,204
*	Prudential Retirement Ins	Fidelity Advisor Equity Growth	N/A	4,354,944
*	Prudential Retirement Ins	AIM Dynamics Fund	N/A	—
*	Prudential Retirement Ins	Janus Worldwide Account	N/A	—
*	Prudential Retirement Ins	Large Cap Growth/Goldman Sachs	N/A	12,814,509
*	Prudential Retirement Ins	Small Cap Growth/Times Square	N/A	5,967,313
*	Prudential Ret. Brokerage Svcs	Comfort Systems USA Stock – 515,050 shares	N/A	3,955,584
*	Prudential Retirement Ins	Large Cap Value/John A. Levin	N/A	5,931,996
*	Prudential Retirement Ins	Large Cap GRO/RCM	N/A	—
*	Prudential Retirement Ins	Mid Cap Value/Wellington Mgmt	N/A	3,504,069
*	Prudential Retirement Ins	Small Cap Value/Kennedy Capital F	N/A	—
*	Prudential Retirement Ins	Global Value/Morgan Stanley	N/A	875,467
*	Prudential Retirement Ins	International Blend/The Boston Co	N/A	892,647
*	Prudential Retirement Ins	Balanced I/Wellington Mgmt.	N/A	6,745,153
*	Prudential Retirement Ins	Waddell & Reed Accum-CL A SH	N/A	3,652,414
*	Prudential Retirement Ins	Strong Adv Small Cap Valu-CL Z	N/A	3,179,500
*	Prudential Retirement Ins	Oppenheimer Global-CL A	N/A	7,646,988
*	Prudential Retirement Ins	Mid Cap Growth/Goldman Sachs Fund	N/A	5,272,376
*	Prudential Retirement Ins	St St Global Adv RUS 3000 INDX	N/A	27,898
*	Prudential Retirement Ins	Large Cap Value/LSV Asset Mgmt	N/A	380,074
*	Prudential Retirement Ins	Cash Transaction Account (Gst)	N/A	17,300
	Outstanding Participant Loans	4.25% - 11.50%, various maturity dates	N/A	3,172,960

				$111,926,979

N/A - Not applicable as permitted by Department of Labor for participant-directed individual account plans.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities and Exchange Act of 1934, the 401(k) Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

COMFORT SYSTEMS USA, INC. 401(k) PLAN

	By:	/s/ WILLIAM GEORGE
William George
Executive Vice President and
Chief Financial Officer of
Comfort Systems USA, Inc.
401(k) Investment Committee Member

Date: June 28, 2005

INDEX TO EXHIBITS

The following are included as exhibits to the report:

NUMBER	DESCRIPTION

23.1	Consent of UHY Mann Frankfort Stein & Lipp CPAs, LLP

23.2	Consent of Ernst & Young LLP